Exhibit (d)(2)

AMENDMENT TO

ADVISORSHARES ADVISORY AGREEMENT

This amendment (the “Amendment”) to the AdvisorShares Advisory Agreement dated June 2, 2009, by and between AdvisorShares Investments, LLC (the “Adviser”) and AdvisorShares Trust (the “Trust”) (the “Agreement”) is effective as of December 20, 2013 (the “Effective Date”).

WHEREAS, the Trust desires to update Schedule A of the Agreement; and

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

(i) Schedule A to the Agreement is hereby amended and restated as provided on Schedule A attached hereto; and

(ii) All other terms and conditions of the Agreement remain in effect and are hereby incorporated herein by reference.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names on their behalf by and through their duly authorized officers, as of the date set forth above.

ADVISORSHARES TRUST,
on behalf of each series of the Trust set forth in Schedule A

/s/ Dan Ahrens
Name: Dan Ahrens
Title: Secretary & Treasurer

ADVISORSHARES INVESTMENTS, LLC

/s/ Dan Ahrens
Name: Dan Ahrens
Title: Managing Director

SCHEDULE A

to the

ADVISORY AGREEMENT

dated June 2, 2009, amended as of December 20, 2013

between

ADVISORSHARES TRUST

and

ADVISORSHARES INVESTMENTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate
WCM/BNY Mellon Focused Growth ADR ETF	0.75%
Accuvest Global Long Short ETF	1.35%
Peritus High Yield ETF	1.10%
Ranger Equity Bear ETF	1.50%
Cambria Global Tactical ETF	0.90% on the first $250,000,000 of average daily net assets of the Fund; 0.80% on the next $750,000,000 of average daily net assets of the Fund; 0.70% on the next $4,000,000,000 of average daily net assets of the Fund; and 0.60% on average daily net assets of the Fund in excess of $5,000,000,000
Madrona Domestic ETF	0.80%
Madrona International ETF	0.80%
Madrona Global Bond ETF	0.50%
Meidell Tactical Advantage ETF	1.20%
TrimTabs Float Shrink ETF	0.99%
Accuvest Global Opportunities ETF	0.95%
Global Echo ETF	1.10%*
STAR Global Buy-Write ETF	1.35%
QAM Equity Hedge ETF	1.00%
EquityPro ETF	0.80%
Pring Turner Business Cycle ETF	1.00%
Newfleet Multi-Sector Income ETF	0.65%
International Gold ETF	0.80%
Gartman Gold/Euro ETF	0.55%
Gartman Gold/Yen ETF	0.55%
Gartman Gold/British Pound ETF	0.55%

Athena International Bear ETF	1.35%
Sage Core Reserves ETF	0.30%
Treesdale Rising Rates ETF	1.15% on the first $250,000,000 of average daily net assets of the Fund; 1.05% on the next $750,000,000 of average daily net assets of the Fund; and 0.95% on average daily net assets of the Fund in excess of $1,000,000,000
YieldPro ETF	0.80%
Sunrise Global Multi-Strategy ETF	1.50% with respect to the first $250,000,000 of the average daily net assets of the Fund; 1.35% with respect to the next $750,000,000 of the average daily net assets of the Fund; 1.275% with respect to the next $250,000,000 of the average daily net assets of the Fund; and 1.125% of average daily net assets of the Fund in excess of $2,500,000,000

*	As part of its agreement with the Trust, the Adviser has contractually agreed to pay all operating expenses of the Fund, including transfer agency, custody, fund administration, legal, audit and other services, except management fees, interest expense, taxes (expected to be de minimis), brokerage commissions and other expenses connected with execution of portfolio transactions, Acquired Fund Fees and Expenses, short dividend expenses, expenses of the Independent Trustees (including any Trustees’ counsel fees), and extraordinary expenses.

New funds and/or revised advisory fees appear in bold.